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                                                                 Exhibit 5.1

                                                                 May 12, 1998


Diamond Cable Communications Plc
Diamond Holdings plc,
  Diamond Plaza,
    Daleside Road,
      Nottingham NG2 3GG,
        England.


Dear Sirs:

     In connection with the registration under the Securities Act of 1933 (the "Act") of L135,000,000 principal amount of 10% Senior Notes due February 1, 2008 and $110,000,000 principal amount of 9 1/8% Senior Notes due February 1, 2008 (together, the "Securities") issued by Diamond Holdings plc, an English public limited company (the "Issuer"), and guaranteed as to payment of principal and interest (the "Guarantees") by Diamond Cable Communications Plc, an English public limited company (the "Company"), we, as your special United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, when the Registration Statement has become effective under the Act, and the Securities and Guarantees have been duly executed and authenticated in accordance with the Indenture relating to the Securities and issued and delivered as contemplated in the Registration Statement, the Securities and Guarantees will constitute valid and legally binding obligations of the Issuer and Company, respectively, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     In rendering the foregoing opinion, we are expressing no opinion as to Federal or state laws relating to fraudulent transfers.

     We note that, as of the date of this opinion, a judgment for money in an action based on the Securities or Guarantees in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of British pounds sterling into United States dollars will depend upon various factors, including which court renders the judgment. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a Security would be required to render such judgment in British pounds sterling, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

     The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of English law, we note that you have been provided with the opinion, dated the date hereof, of Katherine B. Wolfsohn, Group Legal Director for the Issuer and the Company.

     Also, we have relied as to certain matters on information obtained from public officials, officers of the Issuer and the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by you and by the Trustee thereunder, assumptions which we have not independently verified.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "Taxation" and "Validity of the Senior Notes and Guarantee" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.


                                                       Very truly yours,

                                                       SULLIVAN & CROMWELL